LAW OFFICES OF JACK G. ORR, P.S.
                       A Professional Services Corporation
             A   T   T   O   R   N   E   Y     A   T      L   A   W

                              3019  NARROWS  PLACE
JACK G. ORR                 TACOMA, WASHINGTON  98407                    e-mail:
                               FAX (253) 756-9782             jorr@brigadoon.com
                                 (253) 756-9795


                               September 27, 1999


Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street  NW
Washington,  DC   20549

     Re:     Auto  Credit  Acceptance,  Ltd.
             Form  SB-1
             SEC  File  No.  333-86701

Ladies  and  Gentlemen:

     On behalf of Auto Credit Acceptance, Ltd., we hereby amend the cover page of its Form SB-1 Registration Statement to include the following delaying amendment:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

     If you have any questions in regard to the foregoing please contact the undersigned at (253) 756-9795.

                                   Very  truly  yours,

                                   LAW  OFFICES  OF  JACK  G.  ORR,  P.S.

                                   /S/  Jack  G.  Orr

                                        Jack  G.  Orr

JGO/st
cc:     William  Fowler

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